United States securities and exchange commission logo





                          April 14, 2021

       Michael Ryan
       Secretary
       Brookfield Infrastructure Corporation
       250 Vesey Street, 15th Floor
       New York, New York 10281-1023

                                                        Re: Brookfield
Infrastructure Corporation
                                                            Brookfield
Infrastructure Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed April 6, 2021
                                                            File No. 333-255051

       Dear Mr. Ryan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Mile T. Kurta